December 27, 2006

John Charles Maddux
President
Meruelo Maddux Properties, Inc.
761 Terminal Street
Building 1, Second Floor
Los Angeles, California 90021

Re: Meruelo Maddux Properties, Inc.
Amendment No. 3 to Form S-11
Filed on December 18, 2006
File No. 333-137457

Dear Mr. Maddux:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

All page numbers refer to the marked courtesy copy of the registration statement that you provided to us.

General

1.   Please confirm to us that there is no agreement in place with respect to the sale of shares to Mr. Meruelo in this offering. We note that in certain places, such as the first sentence on page 49, the disclosure suggests that shares will be sold to Mr. Meruelo. In addition,

please confirm that any shares that may be sold to Mr. Meruelo are shares that will be included in the firm commitment underwriting.

Financial Statements

Unaudited Pro Forma Consolidated Balance Sheet, page F-4

2.   We have considered your response to our prior comment 8 and the related changes to your pro forma financial statements. We are unclear how you have reflected financing obtained subsequent to September 30 in your pro forma financial statements. It appears from your subsequent event footnote on page F-32 that you have obtained mortgage financing in the amount of $9,795,500, other financing in the amount of $16,305,484 and a construction note for $4,405,484. However your pro forma adjustment is for $12,655,484. To the extent you will repay a portion of this financing, please clarify that in your footnote and quantify the amounts as appropriate.

Unaudited Pro Forma Financial Information, page F-7

3.   We have reviewed your responses to our prior comments 9 and 10 and the related changes to your pro forma financial statements. Please revise your disclosure to state, if true, that the interests held Mr. Meruelo's children are recorded at their historical cost basis due to the common control relationship that exists in accordance with EITF 02-5.

4.   Please expand the disclosure in note (II) to clarify the nature of the intangible assets acquired, the amortization periods and the line item in which these assets are in included in your pro forma balance sheet.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3852 with any other questions.

Sincerely,

Michael McTiernan
Special Counsel

cc: Jeffrey M. Sullivan
        DLA Piper US LLP